Correspondence

May 16, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Andrew W. Blume

Re:	Basanite, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 000-53574

Ladies and Gentlemen:

By letter dated May 3, 2024, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Basanite, Inc. (the “Company”, “Basanite”, “we,” “us” or “our”) with its comments to the Company’s Form 10-K for the Fiscal year ended December 31, 2023 submitted on April 15, 2024.. The Amendment to the Form 10-K (Form 10-K/A) was submitted on May 10, 2024 and reflects the Company’s responses to your comments set forth in your letter of May 3, 2024.

For ease of review, we have set forth below each of the numbered comments from your letter followed, in each case, by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures, page 27

1.

Although you disclose that management carried out an evaluation of the effectiveness of your disclosure controls and procedures, we note that you do not provide an effective conclusion pursuant to Item 307 of Regulation S-K. Please revise to disclose management's conclusions regarding the effectiveness of your disclosure controls and procedures.

Response: We have revised our annual filing on Form 10-K on Form 10-K/A for the Fiscal Year Ended December 31, 2023, submitted on May 10, 2024, to clarify and state management’s conclusion that controls and procedures were not effective based on management’s evaluation.

Further, the Company will ensure that a clear statement on conclusions for both Internal Controls Over Financial Reporting (ICFR) and Disclosure Control Procedures (DCP) is included in all future filings.

Thank you for your assistance in reviewing this filing.

Sincerely,

 /s/ Jackelyne Placeres

Jackelyne Placeres

Interim Acting Chief Financial Officer

Basanite Inc.

2660 NW 15th Court Unit 108 I Pompano Beach, FL 33069 I 954.532.4653

www.BasaniteIndustries.com I OTCQB: BASA I IR@BasaniteIndustries.com